Crédit Agricole Securities (USA) Inc.

Schedule IV

Information Relating to the Possession or Control
Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2020

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the
respondent's possession or control as of the report date (for which instructions
to reduce to possession or control had been issued as of the report date) but
for which the required action was not taken by the respondent within the time
frames specified under Rule 15c3-3 $ —

Number of items   —

Customers' fully paid securities and excess margin securities for which
instructions to reduce to possession or control had not been issued as of the
report date, excluding items arising from "temporary lags which result from
normal business operations" as permitted under Rule 15c3-3 $ —

Number of items   —

*There are no material differences between the audited Information Relating to the Possession or
Control Requirements for Broker-Dealers included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2020 Part IIA FOCUS filing on January 22,
2021.*

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.*